

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2014

Via Facsimile
Bernard Briskin
President and Chief Executive Officer
Arden Group, Inc.
2020 South Central Avenue
Compton, California 90220

> **Re: Arden Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2012**
> **Filed March 11, 2013**
> **File No. 000-09904**

Dear Mr. Briskin:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief